SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of February, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: February 14, 2006	By:	/s/ Andrew Boulanger
	Name:	Andrew Boulanger
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 14, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Invites You to Join Its

Fourth Quarter/Year End 2005 Results Investor Call

Plant Start Up - Récupère Sol Inc., Saint Ambroise, Quebec

Oakville, Ontario, February 14, 2006 - Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, invites you to listen to its conference call via a live teleconference or webcast on Wednesday, March 8th, 2006 at 14:00 Eastern Time. In conjunction with Bennett Environmental’s fourth quarter 2005 earnings release, senior management will discuss the year end and operating results.

Date: Wednesday, March 8th, 2006

Time: 14:00 Eastern Time

Dial In Number: 1-877-563-8311

Website: http://www.bennettenv.com/php/ii_web_casts.php

If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental’s website.

Bennett Environmental Inc. also announced today that its Recupere Sol Inc (“RSI”) operations at St. Ambroise, Quebec resumed operations yesterday, Monday, February 13, 2006.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Michael McSweeney or Andrew Boulanger (905) 339 1540.